Exhibit 99.4

The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8000 www.thomson.com
News Release
Media Contact: Jason Stewart Vice President, Media Relations (203) 539-8339 jason.stewart@thomson.com FOR IMMEDIATE RELEASE	Investor Contact: Frank J. Golden Vice President, Investor Relations (203) 539-8470 frank.golden@thomson.com

THOMSON ANNOUNCES DEBT REDEMPTION PRICE INFORMATION

        STAMFORD, Conn., October 26, 2004 — The Thomson Corporation today announced the following redemption prices per C$1,000 of principal amount of debt securities to be redeemed on November 26, 2004:

•	C$250,000,000 7.95% debentures due November 15, 2005 (CUSIP No. 884903 AH8) Canada Yield Price: C$1,047.1607 Accrued and unpaid interest: C$2.3959 Total redemption price: C$1,049.5566

•	C$250,000,000 6.20% debentures due January 30, 2006 (CUSIP No. 884903 AL9) Canada Yield Price: C$1,035.6895 Accrued and unpaid interest: C$20.2137 Total redemption price: C$1,055.9032

•	C$250,000,000 7.15% debentures due October 23, 2006 (CUSIP No. 884903 AJ4) Canada Yield Price: C$1,071.3392 Accrued and unpaid interest: C$6.6603 Total redemption price: C$1,077.9995

•	C$450,000,000 6.55% medium term notes due July 17, 2007 (CUSIP No. 88490Z AC8) Canada Yield Price: C$1,074.0056 Accrued and unpaid interest: C$23.8671 Total redemption price: C$1,097.8727

        All of such securities are to be redeemed. The redemptions are more fully described in the Corporation's news release from earlier today and additional terms and conditions are contained in the notices of redemption that are being provided today to the registered holders of the debt securities. Non-registered holders (banks, brokerage firms or other financial institutions) who maintain their interests in the debt securities through the Canadian Depository for Securities Limited (CDS) should contact their CDS customer service representative with any questions about the redemption. Alternatively, beneficial holders with any questions about the redemption should contact their respective brokerage firm or financial institution which holds interests in the debt securities on their behalf.

        This news release is for informational purposes only and is not an offer to buy any securities of Thomson.